Date: July 5, 2013	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: CROSSHAIR ENERGY CORPORATION
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	July 25, 2013
Record Date for Voting (if applicable) :	July 25, 2013
Beneficial Ownership Determination Date :	July 25, 2013
Meeting Date :	August 29, 2013
Meeting Location (if available) :	Suite 1240, 1140 West Pender Street Vancouver, BC, V6E 4G1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No (AMENDED)

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22765F105	CA22765F1053

Sincerely,

Computershare
Agent for CROSSHAIR ENERGY CORPORATION